SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Financial Statements - Telecomunicações de São Paulo S.A. – Telesp” dated on December 31, 2005.

Financial Statements

Telecomunicações de São Paulo S.A. - TELESP

December 31, 2005 and 2004 with Report of Independent Auditors

(A free translation of the original report in Portuguese containing Financial Statements prepared in accordance with the accounting practices adopted in Brazil)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

FINANCIAL STATEMENTS

December 31, 2005 and 2004

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo - SP

1.	We have audited the accompanying individual (Company) and consolidated balance sheets of Telecomunicações de São Paulo S.A. and subsidiaries as of December 31, 2005, and the related statements of income, shareholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	We conducted our audit in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management of the Company and subsidiaries, as well as an evaluation of the overall financial statement presentation.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries at December 31, 2005, the related result of their operations, changes in their shareholders´ equity and changes in their financial position for the year then ended, in conformity with the accounting practices adopted in Brazil.

4.	The individual (Company) and consolidated financial statements for the year ended December 31, 2004, presented for comparison purposes, were reviewed by other independent auditors, who issued an unqualified opinion dated February 2, 2005.

São Paulo, January 31, 2006

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6/S

Luiz Carlos Marques

Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

BALANCE SHEETS

December 31, 2005 and 2004

(In thousands of reais)

	Company		Consolidated
	2005	2004	2005	2004
Assets
Current assets	5,065,553	4,098,160	5,112,898	4,161,865

Cash and cash equivalents	440,166	172,293	463,456	238,577
Trade accounts receivable, net	2,757,297	2,681,644	2,783,268	2,696,000
Deferred and recoverable taxes	1,591,214	897,546	1,622,774	907,819
Inventories	74,896	91,462	75,101	93,002
Other recoverable amounts	46,316	91,212	47,465	92,830
Other	155,664	164,003	120,834	133,637

Non-current assets	948,564	703,092	1,046,075	805,119

Deferred and recoverable taxes	429,716	325,560	458,106	354,382
Escrow deposits	481,266	333,407	481,790	333,893
Other	37,582	44,125	106,179	116,844

Permanent assets	12,786,496	13,884,589	12,690,169	13,784,783

Investments	479,409	509,745	253,565	284,574
Property, plant and equipment, net	12,241,492	13,261,463	12,358,023	13,369,391
Deferred charges	65,595	113,381	78,581	130,818

Total assets	18,800,613	18,685,841	18,849,142	18,751,767

	Company		Consolidated
	2005	2004	2005	2004
Liabilities and shareholders´ equity
Current liabilities	5,402,917	4,138,548	5,431,401	4,163,806

Loans and financing	244,856	526,132	246,755	529,930
Trade accounts payable	1,476,235	1,172,604	1,506,971	1,194,781
Taxes payable	1,778,152	1,155,720	1,794,138	1,165,734
Dividends and interest on capital	903,356	506,116	903,356	506,116
Reserve for contingencies	67,733	52,806	67,791	52,847
Payroll and related charges	155,627	138,628	162,161	143,312
Temporary losses on derivatives	294,255	235,918	294,255	235,918
Other	482,703	350,624	455,974	335,168

Non-current liabilities	3,191,875	3,147,047	3,194,450	3,170,245

Loans and financing	2,150,853	2,205,762	2,150,853	2,226,313
Taxes payable	22,709	26,007	22,709	26,007
Reserve for contingencies	931,907	800,244	932,078	800,382
Other	86,406	115,034	88,810	117,543

Deferred income	—	—	17,470	17,470

Shareholders´ equity	10,204,207	11,398,632	10,204,207	11,398,632

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,686,973	2,745,272	2,686,973	2,745,272
Legal reserves	659,556	659,556	659,556	659,556
Retained earnings	879,604	2,015,730	879,604	2,015,730

Funds for capitalization	1,614	1,614	1,614	1,614

Total liabilities and shareholders´ equity	18,800,613	18,685,841	18,849,142	18,751,767

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF INCOME

Years ended December 31, 2005 and 2004

(In thousands of reais, except earnings per share)

	Company		Consolidated
	2005	2004	2005	2004
Gross operating revenue	20,068,302	18,327,071	20,350,920	18,425,674

Telecommunications services	20,068,302	18,327,071	20,350,920	18,425,674

Revenue deductions	(5,852,413)	(5,102,017)	(5,955,819)	(5,117,044)

Net operating revenue	14,215,889	13,225,054	14,395,101	13,308,630

Cost of services provided	(7,600,605)	(7,449,067)	(7,716,723)	(7,496,010)

Gross profit	6,615,284	5,775,987	6,678,378	5,812,620

Operating expenses	(2,786,991)	(2,511,773)	(2,842,551)	(2,543,294)

Selling	(1,789,100)	(1,528,467)	(1,810,377)	(1,606,645)
General and administrative	(814,258)	(763,222)	(863,920)	(746,802)
Equity in subsidiaries	(32,486)	(84,932)	(17,829)	(461)
Other, net	(151,147)	(135,152)	(150,425)	(189,386)

Income from operations before financial expenses, net	3,828,293	3,264,214	3,835,827	3,269,326

Financial expenses, net	(1,431,155)	(1,285,753)	(1,440,332)	(1,292,808)

Operating income	2,397,138	1,978,461	2,395,495	1,976,518

Non-operating income, net	37,310	39,982	37,799	40,102

Income before taxes	2,434,448	2,018,443	2,433,294	2,016,620

Income tax and social contribution	(872,501)	(725,894)	(871,347)	(724,071)
Reversal of interest on capital	980,000	888,600	980,000	888,600

Net income	2,541,947	2,181,149	2,541,947	2,181,149

Number of shares outstanding at the balance sheet date – in thousands	492,030	493,592,279

Earnings per share - R$	5.1662	0.0044

See accompanying notes

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2005 and 2004

(In thousands of reais)

		Capital reserves
	Capital	Share premium	Treasury stock	Investment grants	Tax incentives	Legal reserve	Retained earnings	Total shareholders’ equity
Balances at December 31, 2003	5,978,074	2,737,087	—	6,756	188	550,498	2,996,457	12,269,060

Investment grants	—	—	—	1,241	—	—	—	1,241
Unclaimed dividends and interest on capital, net of taxes	—	—	—	—	—	—	45,472	45,472
Net income for the year	—	—	—	—	—	—	2,181,149	2,181,149
Proposed allocation of income:
Dividends	—	—	—	—	—	—	(2,209,690)	(2,209,690)
Legal reserve	—	—	—	—	—	109,058	(109,058)	—
Interest on capital	—	—	—	—	—	—	(755,310)	(755,310)
Income tax on interest on capital	—	—	—	—	—	—	(133,290)	(133,290)

Balances at December 31, 2004	5,978,074	2,737,087	—	7,997	188	659,556	2,015,730	11,398,632

Investment grants	—	—	—	593	—	—	—	593
Unclaimed dividends and interest on capital, net of taxes	—	—	—	—			91,927	91,927
Purchase of own shares after reverse split of shares	—	—	(58,892)	—	—	—	—	(58,892)
Net income for the year	—	—	—	—	—	—	2,541,947	2,541,947
Proposed allocation of income:
Dividends	—	—	—	—	—	—	(2,790,000)	(2,790,000)
Interest on capital	—	—	—	—	—	—	(833,000)	(833,000)
Income tax on interest on capital	—	—	—	—	—	—	(147,000)	(147,000)

Balances at December 31, 2005	5,978,074	2,737,087	(58,892)	8,590	188	659,556	879,604	10,204,207

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2005 and 2004

(In thousands of reais)

	Company		Consolidated
	2005	2004	2005	2004
Sources of funds
From operations
Net income for the year	2,541,947	2,181,149	2,541,947	2,181,149

Items not affecting working capital	2,709,789	2,907,531	2,733,321	2,884,509

Depreciation and amortization	2,646,025	2,718,013	2,675,136	2,736,811
Monetary and exchange variations of noncurrent receivables and payables, net	(86,551)	1,435	(89,811)	1,445
Interest on loans and financing	12,677	6,702	18,923	12,049
Equity pickup	32,486	84,932	17,829	461
Loss (income) on disposal of fixed assets and investment	6,420	(6,372)	6,569	(6,359)
Reserve for contingencies	101,937	135,006	101,995	135,170
Tax credits	(44,872)	22,315	(44,439)	5,258
Amortization of investment goodwill	41,355	32,043	41,355	32,043
Provision for pension plans – Resolution CVM 371/2000	312	(37,743)	312	(37,658)
Provision for losses – Barramar credits	—	(48,800)	5,452	5,173
Other	—	—	—	116

Total funds from operations	5,251,736	5,088,680	5,275,268	5,065,658

Increase in noncurrent liabilities	335,332	1,738,731	336,327	1,729,399

Loans and financing	325,683	1,738,700	325,683	1,725,635
Related parties	—	—	609	—
Other liabilities	9,649	31	10,035	3,764

Other sources	271,702	294,259	271,292	301,675

Investment grants	593	1,241	593	1,241
Transfer from noncurrent to current assets	146,233	232,997	144,864	240,264
Proceeds from sale of fixed assets	28,379	14,549	29,299	14,549
Unclaimed dividends	91,927	45,472	91,927	45,472
Other	4,570	—	4,609	149

Total sources of funds	5,858,770	7,121,670	5,882,887	7,096,732

Uses of funds
Increase in noncurrent assets	321,101	112,438	321,124	115,006

Escrow deposits	127,516	38,187	127,539	38,337
Recoverable ICMS (State VAT)	189,266	62,141	189,266	62,141
Other	4,319	12,110	4,319	14,528

Increase in permanent assets	1,661,141	1,517,033	1,674,482	1,456,580

Investments	21,055	189,824	—	115,879
Property, plant and equipment	1,640,086	1,327,209	1,674,482	1,340,697
Deferred charges	—	—	—	4

Other uses of funds	4,173,504	3,664,957	4,203,843	3,690,272

Interest on capital and dividends	3,770,000	3,098,290	3,770,000	3,098,290
Treasury stock - Capital reserve	58,892	—	58,892	—
Merged working capital	—	—	—	2,944
Transfer from noncurrent to current liabilities	344,612	566,667	369,225	589,038
Other	—	—	5,726	—

Total uses of funds	6,155,746	5,294,428	6,199,449	5,261,858

Increase (decrease) in funds	(296,976)	1,827,242	(316,562)	1,834,874

Current assets
At beginning of year	4,098,160	4,053,622	4,161,865	4,121,165
At end of year	5,065,553	4,098,160	5,112,898	4,161,865
	967,393	44,538	951,033	40,700
Current liabilities
At beginning of year	4,138,548	5,921,252	4,163,806	5,957,980
At end of year	5,402,917	4,138,548	5,431,401	4,163,806
	1,264,369	(1,782,704)	1,267,595	(1,794,174)

Changes in working capital	(296,976)	1,827,242	(316,562)	1,834,874

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

(In thousands of reais)

1.	Operations and Background

a)	Ownership control and operations

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is controlled by Telefónica S.A., which, on December 31, 2005, holds directly and indirectly 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

The Company’s activities are regulated by Brazil’s telecommunications regulator (ANATEL), in accordance with the terms of the concession granted by the Brazilian Government.

The Company is a concessionaire of the fixed switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

The STFC Concession Agreement expired on December 31, 2005, and was renewed on December 22, 2005 for a period of 20 years, with the possibility of being amended on December 31, 2010, 2015 and 2020. This condition enables ANATEL to establish new requirements and universalization and quality targets, based on the conditions in force at the time of the renewal.

During the twenty years of the new period, publicly-traded companies must pay a renewal fee equivalent to 2% (two percent) of STFC revenues from the year previous to the payment, net of taxes and contributions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

1.	Operations and Background (Continued)

b)	Telecommunications service providers and subsidiaries

A. Telecom S.A.: new corporate name of Assist Telefônica S.A., still a wholly-owned subsidiary and privately-held corporation, including in its business purpose the rendering of services related to: electronic monitoring, including sale, rent, installation, operation and maintenance; billing and collection of voice and data communication services; automated voice services, providing access to information and services through fixed telephones, mobiles or public telephones, using voice and text recognition and authentication; administration and exploration of service stores and other similar or related services, including administration of franchises; production of furniture for equipment, devices and telecommunications and IT networks in general, in addition to installation services already rendered; operation and maintenance of telephony, data and IT internal networks; value-added services, including services related to internet content, connection and access, technology services and all necessary support referring to worldwide computer network; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of telecommunications and IT equipment and devices in general.

Aliança Atlântica Holding B.V.: this company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações: this company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações: on June 30, 2001, Telesp paid up an equity interest of 32% in this company. In November and December 2003, this company underwent a corporate restructuring process that increased Telesp equity interest to 50% in this company, whose business purpose is to participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

1.	Operations and Background (Continued)

b)	Telecommunications service providers and subsidiaries (continued)

Santo Genovese Participações Ltda.: on December 24, 2004, the Company acquired all the units of interest of Santo Genovese Participações Ltda., a limited liability company, which holds an equity interest in Atrium Telecomunicações Ltda., a company that provides telecommunication management services for corporate clients in Brazil (industries, companies and condominiums), internet and intranet services, and sale, rent and representation of telecommunication systems and related equipment.

2.	Presentation of the Financial Statements

The financial statements as of December 31, 2005 and 2004 were prepared in accordance with accounting practices adopted in Brazil, rules applicable to concessionaires of public telecommunications services, and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include the accounts and transactions of the subsidiaries A.Telecom S.A. and Santo Genovese Participações Ltda., and of the jointly-owned subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions have been eliminated.

Some accounts in the 2004 financial statements were reclassified for purposes of adequacy and consistency with the current year. However, the amounts of such reclassifications are not material to the financial statements and will therefore not be disclosed in detail.

3.	Summary of Significant Accounting Practices

a)	Cash and cash equivalents

Cash equivalents are temporary liquid investments, recorded at cost, increased by earnings accrued to the balance sheet date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

3.	Summary of Significant Accounting Practices (Continued)

b)	Trade accounts receivable, net

These are stated at the tariff amounts on the date the services were provided. Services rendered to clients who had not been billed on the balance sheet date are also included. Allowance for doubtful accounts is set up in an amount considered sufficient to cover possible losses.

c)	Balances and transactions in foreign currency

Transactions in foreign currency were translated using the exchange rate at the transaction date. Assets and liabilities denominated in foreign currency are recorded at the exchange rate on the balance sheet date. Exchange variations resulting from operations in foreign currency were recognized in income.

d)	Inventories

Inventories are stated at average acquisition cost, net of adjustment to realization value, and segregated into plant expansion and inventories for consumption, maintenance or resale. Inventories for use in expansion are classified as “Construction in progress”, in property, plant and equipment, and those for consumption, maintenance or resale are classified as “Inventories” in current assets.

e)	Investments

In the Company, investments in subsidiaries are accounted for under the equity method. Other investments are recorded at cost, less allowance for probable losses, when considered necessary. Subsidiaries are consolidated at the base date December 31 of each year, except the subsidiary Santo Genovese, acquired in December 2004 and consolidated on the base date November 30, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

3.	Summary of Significant Accounting Practices (Continued)

f)	Property, plant and equipment, net

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation.

Expenses incurred with maintenance and repair, when representing improvement (increase in the installed capacity or useful life), are capitalized, whereas other expenses are charged to income, observing the accrual method of accounting.

Depreciation is calculated by the straight-line method. Depreciation rates adopted are in accordance with the useful life of assets and with the Public Telecommunications Service standards. The main rates applied are shown in Note 12.

g)	Deferred charges

Deferred charges comprise: (i) pre-operating expenses stated at acquisition cost and amortized over a period of 5 years; (ii) goodwill on acquisition of merged investment, amortized over a period of 5 years, the last installment having been recorded in November 2005; and (iii) goodwill on acquisition of IP network, amortized over a period of 10 years (see Note 13).

h)	Income tax and social contribution

Corporate income tax and social contribution are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and income tax and social contribution losses are recorded in assets, based on the assumption of future realization within the parameters established by CVM Ruling No. 371/02.

i)	Reserve for contingencies

These are recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. Provisions were conservatively set up for claims initiated by the Company, even though liabilities for such claims have been considered possible (Note 18).

j)	Revenue recognition

Revenues related to services rendered are recorded on the accrual basis. Unbilled revenue from the date of the last billing to the balance sheet date is recognized in the month in which the service is rendered. Revenue from the sale of public phone cards is deferred and recognized in income as the cards are used.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

3.	Summary of Significant Accounting Practices (Continued)

k)	Financial expenses, net

These represent interest, monetary and exchange variations arising from financial investments, debentures, loans and financing obtained and granted, as well as the results of derivative operations (hedge).

Credited/debited interest on capital is included in this item. For presentation purposes, the amounts declared in the year were reversed from the statement of income and charged to retained earnings, in shareholders´ equity.

l)	Post-retirement benefit plans

The Company sponsors individual and multiemployer post-retirement and health assistance plans to its employees. Actuarial liabilities were calculated using the projected unit credit method, as provided for by CVM Ruling No. 371/00. Other considerations related to such plans are described in Note 30.

m)	Derivatives

Gains or losses on derivatives are recorded monthly in income. Balances of derivative operations (exchange swaps) are described in Notes 25 and 32.

n)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet date.

4.	Cash and Cash Equivalents

	Company		Consolidated
	2005	2004	2005	2004
Cash and banks	36,281	9,478	38,997	25,323
Temporary cash investments	403,885	162,815	424,459	213,254

Total	440,166	172,293	463,456	238,577

Temporary cash investments are liquid investments restated based on the Interbank Deposit Certificate (CDI) rate variation and are held with creditworthy banks.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

5.	Trade Accounts Receivable, Net

	Company		Consolidated
	2005	2004	2005	2004
Billed amounts	2,178,028	2,212,569	2,204,490	2,225,833
Unbilled amounts	1,146,055	1,033,315	1,153,231	1,038,304

Gross accounts receivable	3,324,083	3,245,884	3,357,721	3,264,137

Allowance for doubtful accounts	(566,786)	(564,240)	(574,453)	(568,137)

Total	2,757,297	2,681,644	2,783,268	2,696,000

Current	2,176,410	2,145,167	2,172,579	2,148,190
Past-due – 1 to 30 days	461,827	433,423	473,348	440,352
Past-due – 31 to 60 days	121,943	114,127	127,630	116,478
Past-due – 61 to 90 days	55,175	48,938	59,693	50,098
Past-due – 91 to 120 days	35,393	34,086	40,306	34,963
Past-due – more than 120 days	473,335	470,143	484,165	474,056

Total	3,324,083	3,245,884	3,357,721	3,264,137

Amounts receivable from Embratel in 2004, amounting to R$68,258 were negotiated in 2005, with no effect on the Company´s result of operations.

6.	Deferred and Recoverable Taxes

	Company		Consolidated
	2005	2004	2005	2004
Withholding taxes	59,874	46,070	61,484	46,980
Prepaid income tax	692,141	220,924	695,529	221,407
Prepaid social contribution	255,731	85,586	256,904	85,603

Deferred taxes	770,392	619,279	809,647	654,103

Tax loss carryforwards – Income tax	—	—	20,831	21,136
Tax loss carryforwards – Social contribution tax	—	—	7,500	7,610
Reserve for contingencies	326,442	276,602	326,520	276,662
Post-retirement benefit plans	15,287	15,182	15,288	15,211
Allowance for doubtful accounts	98,836	91,351	101,408	92,565
Allowance for reduction of inventory to market value	38,704	51,759	38,750	54,943
Income tax on other temporary differences	214,060	135,577	220,110	136,747
Social contribution on other temporary differences	77,063	48,808	79,240	49,229

ICMS (state VAT) (*)	227,694	251,054	230,859	253,360
Other	15,098	193	26,457	748

Total	2,020,930	1,223,106	2,080,880	1,262,201

Current	1,591,214	897,546	1,622,774	907,819
Non current	429,716	325,560	458,106	354,382

(*)	Refers mostly to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

6.	Deferred and Recoverable Taxes (Continued)

Deferred income tax and social contribution

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, approved by the Board of Directors on November 21, 2005, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of December 31, 2005 as follows:

Year	Company	Consolidated
2006	311,199	324,457
2007	119,165	124,716
2008	112,682	118,360
2009	81,243	87,487
Thereafter	146,103	154,627

Total	770,392	809,647

The recoverable amounts above are based on projections subject to changes in the future.

7.	Other Recoverable Amounts

	Company		Consolidated
	2005	2004	2005	2004
Advances to employees	5,246	5,710	5,498	6,085
Advances to suppliers	24,632	29,344	25,144	29,881
Other recoverable amounts	16,438	56,158	16,823	56,864

Total current	46,316	91,212	47,465	92,830

The balance of other recoverable amounts in 2004 comprises the amount of R$42,597 referring to recoverable FUST – Contribution for the Fund for Universal Access to Telecommunications Services, which was reversed in 2005 according to Pronouncement No. 7 issued by Anatel on December 15, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

8.	Inventories

	Company		Consolidated
	2005	2004	2005	2004
Consumption materials	84,888	104,550	84,897	104,599
Resale items	90,010	129,995	90,341	140,850
Public telephone prepaid cards	13,200	8,510	13,200	8,510
Scraps	634	641	634	641
Allowance for reduction to market value and obsolescence	(113,836)	(152,234)	(113,971)	(161,598)

Total current	74,896	91,462	75,101	93,002

The allowance for reduction to market value and obsolescence takes into consideration timely analyses carried out by the Company.

9.	Other Assets

	Company		Consolidated
	2005	2004	2005	2004
Prepaid expenses	66,768	56,163	65,443	52,587
Receivables from Barramar S.A. (*)	—	—	71,041	76,503
Intercompany receivables	60,999	115,921	54,043	86,225
Onlending of foreign currency loans	30,996	4,184	1,584	4,184
Tax incentives, net of allowance	411	411	411	411
Amounts linked to National Treasury securities	9,028	8,284	9,028	8,284
Receivables - sale of properties/scraps	11,607	16,234	11,607	16,234
Other assets	13,437	6,931	13,856	6,053

Total	193,246	208,128	227,013	250,481

Current	155,664	164,003	120,834	133,637
Non current	37,582	44,125	106,179	116,844

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

10.	Escrow Deposits

	Company		Consolidated
	2005	2004	2005	2004
Civil litigation	71,474	36,509	71,511	36,546
Tax litigation	308,462	225,651	308,828	226,008
Labor claims	101,330	71,247	101,451	71,339

Total noncurrent	481,266	333,407	481,790	333,893

11.	Investments

	Company		Consolidated
	2005	2004	2005	2004
Investments carried under the equity method	297,607	313,607	—	—

Aliança Atlântica Holding B.V.	55,583	75,704	—	—
A. Telecom S.A.	159,386	166,195	—	—
Companhia AIX de Participações	65,642	71,683	—	—
Companhia ACT de Participações	26	25	—	—
Companhia Santo Genovese Participações Ltda.	16,970	—	—

Goodwill and negative goodwill on acquisition of investments	90,368	102,350	107,838	119,820

Negative goodwill on acquisition of shares – Companhia AIX de Participações	(17,470)	(17,470)	—	—
Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	119,820	119,820	119,820
Amortization of goodwill – Santo Genovese Participações Ltda.	(11,982)	—	(11,982)	—

Investments carried at cost	91,434	93,788	145,727	164,754

Portugal Telecom	75,362	75,362	129,655	146,329
Other companies	26,795	29,149	26,795	29,148
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,247)	(29,247)	(29,247)	(29,247)

Total	479,409	509,745	253,565	284,574

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Article 26 of CVM Instruction No. 247/96.

Investment acquisition – Santo Genovese Participações Ltda.

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., parent company of Atrium Telecomunicações Ltda. (“Atrium”), which is engaged in telecommunication services management.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

11.	Investments (Continued)

Investment acquisition – Santo Genovese Participações Ltda. (Continued)

Santo Genovese Participações Ltda. (“Santo Genovese”) is a holding company which holds 99.99% of Atrium as its only assets. The acquisition price was R$113,440.

Such operation will allow extending the offer of higher value-added services in the domestic market, through the management of the rendering of telecommunication services.

Goodwill, based on Atrium’s future profitability, is calculated as follows:

Amounts
Acquisition price	113,440
Acquisition costs	2,435
(-) Book value of investment	(3,945)

Total goodwill	119,820

The goodwill is being amortized on a straight-line basis over 10 years, grounded on future profitability study.

The principal financial information on the subsidiaries as of December 31, 2005 and 2004 is as follows:

	2005
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Santo Genovese
Paid-up capital	110,763	254,000	460,929	1	76,850

Capital reserves	—	—	—	—	450

Retained earnings (accumulated deficit)	403	(94,614)	(329,644)	50	(60,330)

Shareholders’ equity	111,166	159,386	131,285	51	16,970

Shares (million)
Number of subscribed and paid-up shares	88	367,977	298,562	1	51,850

Number of common shares owned	44	367,977	149,281	0.5	51,850
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

11.	Investments (Continued)

	2004
	Aliança Atlântica	A. Telecom	Companhia AIX	Companhia ACT	Santo Genovese (a)
Paid-up capital	144,779	254,000	460,929	1	51,850

Capital reserves	—	—	—	—	450

Retained earnings (accumulated deficit)	6,630	(87,805)	(317,563)	50	(56,245)

Shareholders’ equity	151,409	166,195	143,366	51	(3,945)

Shares (million)

Number of subscribed and paid-up shares	88	367,977	298,562	1	51,850

Number of common shares owned	44	367,977	149,281	0.5	51,850

Ownership percentage	50%	100%	50%	50%	100%

(a)	Balance sheet as of 11/30/2004. The Company recorded a provision for shareholders’ deficit in the amount of R$3,945, under the caption “Other liabilities”.

The Company’s equity in subsidiaries is as follows:

	2005	2004
Aliança Atlântica	(15,551)	1,415
A. Telecom	(6,809)	(26,670)
Companhia AIX de Participações	(6,041)	(59,702)
Companhia ACT de Participações	1	25
Santo Genovese	(4,086)	—

Total	(32,486)	(84,932)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

12.	Property, Plant and Equipment, Net

	Company
	Annual depreciation rate %	2005			2004
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment in service		39,225,600	(27,289,214)	11,936,386	37,962,793	(25,004,091)	12,958,702

Switching and transmission equipment	12.50	15,889,256	(12,376,889)	3,512,367	15,589,724	(11,434,121)	4,155,603
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,544,458	(8,394,522)	3,149,936	11,299,344	(7,786,228)	3,513,116
Transmission equipment - modems	20.00	577,114	(428,013)	149,101	540,040	(375,265)	164,775
Underground and undersea cables, poles and towers	5.00 to 6.67	394,124	(214,528)	179,596	387,765	(199,272)	188,493
Subscriber, public and booth equipment	12.50	1,951,363	(1,184,643)	766,720	1,804,641	(994,303)	810,338
IT equipment	20.00	507,769	(419,646)	88,123	466,266	(386,296)	79,970
Buildings and underground cables	4.00	6,429,365	(3,392,523)	3,036,842	6,313,571	(3,178,563)	3,135,008
Vehicles	20.00	55,669	(35,736)	19,933	49,465	(36,623)	12,842
Land	—	253,802	—	253,802	257,530	—	257,530
Other	10.00 to 20.00	1,622,680	(842,714)	779,966	1,254,447	(613,420)	641,027
Property, plant and equipment in progress	—	305,106	—	305,106	302,761	—	302,761

Total		39,530,706	(27,289,214)	12,241,492	38,265,554	(25,004,091)	13,261,463

Average annual depreciation rates - %		10,57			10,49

Assets fully depreciated		14.248.626			12,223,036

	Consolidated
	Annual depreciation rate %	2005			2004
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment in service		39,399,562	(27,358,785)	12,040,777	38,106,748	(25,047,625)	13,059,123

Switching and transmission equipment	12.50	15,893,532	(12,377,428)	3,516,104	15,589,724	(11,434,120)	4,155,604
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,569,647	(8,397,114)	3,172,533	11,329,039	(7,795,144)	3,533,895
Transmission equipment - modems	20.00	597,184	(439,597)	157,587	540,040	(375,265)	164,775
Underground and undersea cables, poles and towers	5.00 to 6.67	407,157	(215,923)	191,234	400,797	(199,737)	201,060
Subscriber, public and booth equipment	12.50	1,951,370	(1,184,646)	766,724	1,804,647	(994,305)	810,342
IT equipment	20.00	519,422	(423,607)	95,815	469,549	(388,256)	81,293
Buildings and underground cables	4.00	6,429,416	(3,392,543)	3,036,873	6,313,622	(3,178,578)	3,135,044
Vehicles	20.00	56,154	(35,884)	20,270	49,731	(36,716)	13,015
Land	—	253,802	—	253,802	257,530		257,530
Other	10.00 to 20.00	1,721,878	(892,043)	829,835	1,352,069	(645,504)	706,565

Property, plant and equipment in progress	—	317,246	—	317,246	310,268	—	310,268

Total		39,716,808	(27,358,785)	12,358,023	38,417,016	(25,047,625)	13,369,391

Average annual depreciation rates - %		10,61			10,57

Assets fully depreciated		14.254.336			12,223,036

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

12.	Property, Plant and Equipment, Net (Continued)

Returnable assets

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of December 31, 2005, the net book value of such returnable assets is estimated at R$9,129,592 (R$10,295,779 in 2004), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

13.	Deferred Charges

Deferred charges as of December 31, 2005 and 2004 are as follows:

	Company		Consolidated
	2005	2004	2005	2004
Pre-operating expenses	14,877	26,034	20,416	32,527

Cost	55,788	55,788	65,279	65,279
Accumulated amortization	(40,911)	(29,754)	(44,863)	(32,752)
Merged goodwill – Ceterp S.A.	—	29,298	—	29,298

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(187,951)	(158,653)	(187,951)	(158,653)
Goodwill on acquisition of the IP network	50,718	58,049	50,718	58,049

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(21,843)	(14,512)	(21,843)	(14,512)
Other	—	—	7,447	10,944

Cost	—	—	12,059	14,243
Accumulated amortization	—	—	(4,612)	(3,299)

Total	65,595	113,381	78,581	130,818

Pre-operating expenses refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s merger on November 30, 2000. This goodwill, based on the expectation of future profitability, was amortized over 60 months, having been concluded in November 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

13.	Deferred Charges (Continued)

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion considered as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic grounds of the goodwill are the expected future profitability, for an amortization period of 120 months.

14.	Loans and Financing

Consolidated				Balance in 2005
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total
Mediocrédito	US$	1.75%	2014	7,471	52,802	60,273
Loans in local currency	R$	6% + 3.75% spread	through 2006	1,898	—	1,898
Loans in foreign currency			through 2009	215,642	598,051	813,693
Debentures	R$	103.50% of CDI	through 2007	21,744	1,500,000	1,521,744

Total				246,755	2,150,853	2,397,608

Consolidated				Balance in 2004
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total
Mediocrédito	US$	1.75%	2014	8,528	67,862	76,390
CIDA	CAN$	3.00%	2005	1,565	—	1,565
Loans in local currency	R$	6% + 3.75% spread and CDI + 0.40% pm	through 2006	3,599	2,119	5,718
Loans in foreign currency			through 2009	494,279	656,332	1,150,611
Debentures	R$	103.50% of CDI	through 2007	21,959	1,500,000	1,521,959

Total				529,930	2,226,313	2,756,243

Loans in foreign currency are as follows:

Consolidated	Currency	Interest rate	Principal	Interest	Balance in 2005
Resolution 2770	US$	5.70% to 6,90%	105,523	9,451	114,974
Resolution 2770	US$	4.80%	292,928	9,983	302,911
Untied Loan – JBIC	JPY	Libor + 1.25%	393,520	2,288	395,808

Total			791,971	21,722	813,693

Consolidated	Currency	Interest rate	Principal	Interest	Balance in 2004
Resolution 2770	US$	2.00% to 6.90%	310,640	10,415	321,055
Resolution 2770	JPY	1.40%	79,736	34	79,770
Debt assumption	US$	8.62% to 27.50%	61,119	23,081	84,200
Untied Loan – JBIC	JPY	Libor + 1.25%	643,242	3,713	646,955
DEG – Deutsche Investitions	US$	Libor + 6%	18,432	199	18,631

Total			1,113,169	37,442	1,150,611

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

14.	Loans and Financing (Continued)

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Consolidated long-term debt maturities

Year	Amounts
2007	1,605,420
2008	408,332
2009	105,420
Thereafter	31,681

Total	2,150,853

Debentures

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issue of Telesp debentures (“Offering”).

The Program amounts to R$3.0 billion for a period of two years from the filing with the CVM and contemplates the issuance of simple nonconvertible debentures, unsecured or subordinated, and/or promissory notes.

The Offering consisted of the issue of 150,000 simple nonconvertible unsecured debentures, with a face value of R$10 (ten thousand reais), in the total amount of R$1,500,000 (one billion, five million reais), of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

The adjustment to the interest rate of debentures is estimated for September 1, 2007. On a conservative basis, the Company included, in the consolidated schedule of long-term debt maturities shown above, the principal of the debentures in the year 2007, date of adjustment of interest rates.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

15.	Taxes Payable

	Company		Consolidated
	2005	2004	2005	2004
Taxes on income
Income tax	709,079	330,756	711,037	330,886
Social contribution	257,569	120,685	258,288	120,738

Deferred taxes
Income tax	62,907	20,875	62,907	20,875
Social contribution	22,645	7,513	22,645	7,513

Indirect taxes
ICMS (state VAT)	659,649	612,047	665,993	616,786
PIS and COFINS (taxes on revenue)	68,470	72,910	72,944	76,277
Other	20,542	16,941	23,033	18,666

Total	1,800,861	1,181,727	1,816,847	1,191,741

Current	1,778,152	1,155,720	1,794,138	1,165,734
Noncurrent	22,709	26,007	22,709	26,007

16.	Payroll and Related Charges

	Company		Consolidated
	2005	2004	2005	2004
Salaries and fees	19,722	16,247	22,385	16,836
Payroll charges	68,234	58,681	71,313	61,605
Accrued benefits	5,166	4,853	5,221	5,277
Employee profit sharing	62,505	58,847	63,242	59,594

Total	155,627	138,628	162,161	143,312

17.	Dividends and Interest on Capital

	Company/Consolidated
	2005	2004
Interest on capital	473,912	200,300

Telefónica Internacional S.A.	216,403	—
SP Telecomunicações Holding Ltda.	67,342	—
Minority shareholders	190,167	200,300

Dividends	429,444	305,816

Minority shareholders	429,444	305,816

Total	903,356	506,116

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

17.	Dividends and Interest on Capital (Continued)

Most of the interest on own shareholders’ equity and total dividends payable to minority shareholders refer to declared but unclaimed amounts.

18.	Reserve for Contingencies

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during 2005:

	Nature			Total
Consolidated	Labor	Tax	Civil
Balances at 12/31/2004	271,839	539,594	41,796	853,229

Additions	59,768	23,421	26,952	110,141
Write-offs	(43,065)	(5,704)	(14,464)	(63,233)
Monetary restatement	54,988	42,459	2,285	99,732

Balances as of 12/31/2005	343,530	599,770	56,569	999,869

Current	34,462	20,847	12,482	67,791
Noncurrent	309,068	578,923	44,087	932,078

18.1.	Labor Contingencies

The Company has various labor contingencies and recorded a provision of R$343,530, consolidated, to cover probable losses. The amounts involved and respective risk levels are as follows:

	Amount involved
Risk	Telesp	A. Telecom	Total
Remote	2,003,548	4,469	2,008,017
Possible	101,628	—	101,628
Probable	343,315	215	343,530

Total	2,448,491	4,684	2,453,175

These contingencies involve a number of lawsuits, mainly related to salary differences, salary parity, overtime, employment relationship with employees of outsourced companies and hazardous duty premium, among others.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

18.	Reserve for Contingencies (Continued)

18.2.	Tax Contingencies

	Amount involved
Risk	Telesp	A. Telecom	Total
Remote	1,963,936	1,287	1,965,223
Possible	2,099,012	12,083	2,111,095
Probable	599,770	—	599,770

Total	4,662,718	13,370	4,676,088

Based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies amounting to R$599,770 was recorded on December 31, 2005. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

•	Claims by the National Institute of Social Security (INSS) referring to:

a)	Legal proceedings for the collection of Workers’ Compensation Insurance (SAT) and joint liability of the Company for payment of social security contributions allegedly not made by contractors, considered possible risk, in the amount of R$274,442. Based on a partially unfavorable court decision, management decided to provide for R$99,818, relating to the portion of the total amount for which the likelihood of loss is probable.

b)	Discussion regarding social security contribution on certain amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$131,643 for which an unfavorable outcome is considered possible. Based on higher court decisions and an unfavorable court decision in a similar case involving another company of the group, the Company’s management decided to provide for R$92,004, to cover potential losses.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$54,861, considered as possible risk. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

18.	Reserve for Contingencies (Continued)

18.2.	Tax Contingencies (continued)

•	Claims by the National Institute of Social Security (INSS) referring to: (Continued)

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$179,301, for which the risk is considered possible. This process is at 2nd administrative level. No provision was made based on the risk classification of this matter.

e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This process is at 2nd administrative level. No provision was made based on the risk classification of this matter.

f)	On December 20, 2005 notices were drawn concerning the period from May 1995 to December 1998 demanding the payment of social security contributions amounts, assessed under an estimated tax base and considering the existence of joint liability between the Company, general service providers and civil construction companies. The amounts of R$224,825, which refers to the use of inadequate criteria for calculation of the arbitrated tax base, and of R$ 169,642, corresponding to the wrong definition of civil construction for arbitration, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as of remote risk of loss by the legal counsel. The amount of R$750,722 is classified as of possible risk due to the existing judicial arguments that support the procedure adopted by the Company and the removal of the joint liability. The process is at the first lower court. No provision was made based on the risk classification of this matter.

g)	On December 20, 2005, notices were drawn concerning the period from January 1995 to December 1998, requiring the payment of social security contributions on amounts paid for Labor Claims of CETERP and CTBC, using the provision recorded in the Company´s balance sheet as calculation base. As per legal counsel, the risk is classified as possible in view of the lack of legal grounds for arbitration of the contributions based on accounting provision. An administrative defense was presented, and the amount totals R$5,053. No provision was made based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

18.	Reserve for Contingencies (Continued)

18.2.	Tax Contingencies (continued)

•	Claims by the Finance Secretary of the State of São Paulo referring to:

h)	Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$19,475 for November and December 1996 and amounting to R$145.252 from January 1997 to March 1998, at the 2nd administrative level, assessed as possible risk, and R$178,015 for the period from April 1998 to December 1999, at the 2nd administrative level, assessed as remote risk. No provision was recorded based on the risk classification of these matters.

i)	Tax assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation tariff in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$278,899, assessed as remote risk. The claim is at the 1st administrative level. No provision was recorded based on the risk classification of this matter.

j)	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$5,771, assessed as possible risk. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

k)	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$29,816, for which the risk is considered possible. The claim is at 2nd administrative level. No provision was recorded based on the risk classification of this matter.

l)	Tax assessment notice related to the use of ICMS credits on acquisition of consumption materials, in the amount of R$10,841, for which the risk is considered possible. The claim is at 2nd administrative level. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

18.	Reserve for Contingencies (Continued)

18.2.	Tax Contingencies (continued)

•	Claims by the Finance Secretary of the State of São Paulo referring to: (Continued)

m)	Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000 and July 2000 to December 2003, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$102,267. The risk is considered possible by legal counsel. The claims are at the 2nd and 1st administrative level, respectively. No provision was recorded based on the risk classification of this matter.

n)	Notifications of around R$7,962 regarding the former Ceterp’s loss of the tax benefit established by State Decree No. 48237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

o)	Tax collection lawsuits demanding about R$4,307 of ICMS differences for the period from May 1999 to June 2003. The Company is gathering the documents to prove that the amounts have been effectively paid. Guarantee is being provided and defense is being prepared for presentation in the lower court. The risk is assessed as possible. No provision was recorded based on the risk classification of this matter.

•	Litigation at the Federal and Municipal levels referring to:

p)	The Company filed a lawsuit challenging the increase in the COFINS and PIS (taxes on gross revenue) tax bases (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring the inclusion of financial and securitization income and exchange gains, instead of only operating revenues. Despite the injunction obtained suspending the change in the calculation method, the recent precedent from the Federal Supreme Court regarding unconstitutionality of the tax base increase and the risk being assessed as possible, the Company maintained the provision of R$260,536, in case the outcome is unfavorable.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

18.	Reserve for Contingencies (Continued)

18.2.	Tax Contingencies (Continued)

•	Litigation at the Federal and Municipal levels referring to: (Continued)

q)	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$16,237, considered as a possible loss. The claim is at the higher court. No provision was recorded based on the risk classification.

r)	Litigation contesting the levy of corporate income tax, social contribution tax, PASEP and COFINS on telecommunications services of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP, merged in November 2000, based on paragraph 3 of Article 155 of the Federal Constitution, according to which, with the exception of ICMS (state VAT) and taxes on exports and imports, no other taxation applies to services. The Company assesses this case as probable loss and has recorded a reserve of R$70,882. The claim is in the higher court.

s)	Lawsuit seeking a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Federal Economic Intervention Contribution (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of said tax is clear. The lawsuit also seeks offset against other taxes payable, in the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Despite the risk considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$14,043. The claim is at the lower court.

t)	Tax collection claim demanding differences regarding income tax, based on DCTF’s (Federal Tax Debt and Credit Returns) for the first half of 1999, amounting to approximately R$5,082, assessed as possible risk. These claims are at the 1st administrative level and no provision was recorded based on the risk classification.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

18.	Reserve for Contingencies (Continued)

18.2.	Tax Contingencies (Continued)

•	Litigation at the Federal and Municipal levels referring to: (Continued)

u)	At the municipal level, the Company has contingencies related to the IPTU (municipal real estate tax), ISS (municipal service tax), fine and interest in the amount of R$863, which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter.

v)	The Company filed an annulment action in order to obtain decision that fully annuls the tax credits resulting from tax delinquency notices drawn up by the São Paulo Municipal Government, alleging differences in the payment of the ISS (municipal service tax), a fine of 20% not paid in the amount of R$18,426. No reserve has been recorded for this contingency, since the attorneys responsible for this case believe that the risk is possible. The claim is at the first lower court level.

x)	On December 15, 2005, ANATEL edited Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), through which it confirmed the understanding that interconnection expenses are not excluded from the FUST basis, thus changing the previous position by which such exclusion was provided for. The Pronouncement is applied retroactively to January 2001. Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company petitioned a Security Mandate in order to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The process is at the first lower court level and the contingency was classified as of possible risk by the Company´s legal advisors. The amount involved totals R$88,067. No provision was recorded based on the risk classification.

There are other contingencies that have also been accrued, in the amount of R$50.783, for which the risk is assessed by management as probable.

18.3.	Civil Contingencies

	Amount involved
Risk	Telesp	A. Telecom	Total
Remote	862,092	11,828	873,920
Possible	791,714	156	791,870
Probable	56,554	15	56,569

Total	1,710,360	11,999	1,722,359

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

18.	Reserve for Contingencies (Continued)

18.3.	Civil Contingencies (Continued)

The contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, and other, in the amount of approximately R$369,166.

In addition, the Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$283,856. The risks involved were assessed as possible by legal counsel. The claims are in the higher court level.

The Association of the Participants of the Sistel in the State of São Paulo - ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) reevaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal council, assess this suit as a possible risk, and the amount involved is estimated at R$131,882. Based on the risk classification, no provision was recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

19.	Other Liabilities

	Company		Consolidated
	2005	2004	2005	2004
Consignments on behalf of third parties	194,405	177,690	182,622	168,637
Deposit collaterals	1,848	6,296	1,848	6,296
Amounts collected from users	102,298	101,833	89,712	92,117
Retentions	88,922	67,987	89,725	68,651
Other consignments	1,337	1,574	1,337	1,573

Provision for post-retirement benefit plans (Note 30)	44,963	44,651	44,963	44,738
Payables to related parties	97,543	95,622	76,048	87,192
Advances from clients	58,868	55,403	58,868	55,403
Amounts to be refunded to subscribers	41,212	39,294	39,874	37,904
Installments payable – acquisition of Santo Genovese Participações Ltda. (Atrium Telecomunicações Ltda.) (i)	—	20,772	—	20,772
Subsidiaries´shareholders´ deficit (Santo Genovese Participações Ltda.)	—	3,945	—	—
Accounts payable – sale of share fractions after the reverse split process (Note 20)	99,860	—	99,860	—
Other	32,258	28,281	42,549	38,065

Total	569,109	465,658	544,784	452,711

Current	482,703	350,624	455,974	335,168
Noncurrent	86,406	115,034	88,810	117,543

(i)	According to the “Contract for Purchase and Sale of Units of Interest” of Santo Genovese Participações Ltda. (Atrium Telecomunicações Ltda.), the Company paid the installments resulting from the acquisition on December 24, 2005.

20.	Shareholders’ Equity

a)	Capital

Capital as of December 31, 2005 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

Common shares	165,320,206
Preferred shares	328,272,072

Total shares	493,592,278

Book value per share in R$	20.67

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s articles of incorporation and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

20.	Shareholders’ Equity (Continued)

a)	Capital (Continued)

Grouping of shares

On February 22, 2005, the Company, represented by the Board of Directors, following Instruction CVM 358 dated January 3, 2002, published a significant event notice and on May 11, 2005, submitted a proposal for grouping the totality of the shares representing the Company’s capital at the Extraordinary Shareholders’ Meeting, as provided for in article 12 of Law No. 6404, dated December 15, 1976.

The proposal for grouping the totality of the former 165,320,206,602 (one hundred and sixty-five billion, three hundred and twenty million, two hundred and six thousand, six hundred and two) common shares and 328,272,072,739 (three hundred and twenty-eight billion, two hundred and seventy-two million, seventy-two thousand, seven hundred and thirty-nine) preferred shares representing the Company’s capital was unanimously approved in voting, as provided for in article 12 of Law No. 6404/76, at a ratio of 1,000 (one thousand) existing shares to 1 (one) of the related type, with no capital reduction, resulting in 493,592,278 shares, 165,320,206 of which are common and 328,272,072 preferred. The authorized capital limit will now be of 700,000,000 common or preferred shares.

The Company shareholders were granted the period from May 12, 2005 to June 24, 2005 to adjust, at their free and exclusive discretion, their shareholding positions, by type, in multiple lots of 1,000 (one thousand) shares, by means of negotiation via brokerage firms authorized to operate on the São Paulo Stock Exchange (BOVESPA), as well as so that the measures with the Securities and Exchange Commission – SEC may be taken. As from June 27, 2005, the representative shares of the Company’s capital are being traded exclusively by group and by unit quotation.

The shares of the remaining fractions of the grouping were sold in their entirety in a BOVESPA auction on July 15, 2005. The net value obtained with the sale of shares in the auction was made available to the related shareholder, after the conclusion of the auction, as per significant event notice published on July 21, 2005, and is recorded in other liabilities in the balance sheet.

As from June 27, 2005 each ADR represents 1 (one) preferred share.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

20.	Shareholders’ Equity (Continued)

b)	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Donations and investment grants

These represent amounts received as donations of property resulting from expansion of the telecommunications services plant.

Tax incentives

These are represented by tax incentive investments.

Treasury stocks

Treasury stocks result from the Company’s participation in the auction of shares, through which the Company acquired 1,258,508 common and 303,879 preferred shares in the amount of R$58,892, acquisition which allowed the necessary liquidity to pay shareholders. The average cost of acquisition was R$37.68. At December 31, 2005, the market value of treasury stocks was R$61.752.

c)	Profit reserves

Legal reserve

According to article 193 of Law No. 6404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%, as provided for in paragraph 1 of the referred to article.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

20.	Shareholders’ Equity (Continued)

d)	Retained earnings

Net income for the year was fully allocated to dividends and interest on capital. As a result of such allocation, part of retained earnings from prior years, amounting to R$1,228,053 was used.

Pursuant to Law No. 10303/01, net income for the year shall be fully allocated under the situations prescribed by Law No. 6404/76, which will be decided in shareholders’ meetings.

e)	Dividends

According to the Articles of Incoporation, the Company is required to pay dividends at each year ending December 31, of a minimum of 25% of adjusted net income, provided earnings are available for distribution.

Dividends are calculated in accordance with the Company’s articles of incorporation and with the Brazilian Corporation Law. Below you will find the calculation of dividends and interest on capital for 2005 and 2004:

	2005	2004
Minimum mandatory dividends calculated based on adjusted net income
Net income for the year	2,541,947	2,181,149
Allocation to legal reserve	—	(109,058)

Adjusted net income	2,541,947	2,072,091

Minimum mandatory dividends – 25% of adjusted net income	635,487	518,023

Interest on capital, net on income tax on minimum dividends	833,000	755,310
Ínterim/supplementary dividends	2,790,000	2,209,690

Total dividends declared	3,623,000	2,965,000

	2005		2004
Amounts in R$	Gross	Net	Gross	Net
Interest on capital - common	1.865213	1.585431	1.688007	1.434806
Interest on capital - preferred	2.051734	1.743974	1.856808	1.578286

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

20.	Shareholders’ Equity (Continued)

e)	Dividends (Continued)

	2005
Amounts in R$	Common	Preferred
Interest on capital – net of income tax	1.585431	1.743974
Ínterim dividends declared in April 2005	2.849439	3.134382
Ínterim dividends declared in September 2005	2.457954	2.703750

	6.892824	7.582106

	2004
Amounts in R$	Common	Preferred
Interest on capital – net of income tax	1.434806	1.578286
Ínterim dividends declared in April 2004	1.165553	1.282108
Ínterim dividends declared in October 2004	3.032030	3.335233

	5.632389	6.195627

	2005	2004
Number of outstanding shares at the year end (in thousands)	492,029	493,592,279

Common shares	164,061	165,320,206
Preferred shares	327,968	328,272,073

f)	Interest on capital

As proposed by management in December 2005 and 2004, interest on capital fully attributed to mandatory minimum dividends was credited, pursuant to Article 9 of Law No. 9249/95, net of withholding income tax.

The proposed interest on capital was determined as follows:

	2005	2004
Gross interest on capital	980,000	888,600

Common shares	306,868	279,062
Preferred shares	673,132	609,538

Withholding income tax	(147,000)	(133,290)

Net interest on capital included in dividends	833,000	755,310

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

20.	Shareholders’ Equity (Continued)

f)	Interest on capital (Continued)

Tax-exempt shareholders received interest on capital in full, not subject to withholding tax.

Dividends and interest on capital credited in 2005 and 2004 are higher than the minimum mandatory dividend established by the Company’s Articles of Incorporation and Article 202 of Law No. 6404/76. Additional dividends of 10% more than common shares are credited to preferred shareholders, as prescribed by Article 17 of Law No. 6404/76, amended by Law No. 10303/01.

g)	Payment of dividends and interest on capital

On April 1, 2005, the Board of Directors approved the distribution of interim dividends in the amount of R$1,500,000 based on retained earnings as of December 31, 2004 to shareholders included in the Company records at the end of April 1st, 2005, and interest on shareholders of R$359,000 (R$305,150 net of withholding income tax), referring to the financial year 2005, to shareholders included in the Company records at the end of the 29th April, 2005. Dividends were paid as from April 20, 2005 and interest on capital was paid as from October 24, 2005.

On September 19, 2005, the Board of Directors approved the payment of interim dividends based on the June 30, 2005 financial statements, in the amount of R$1,290,000, and interest on capital referring to the financial year 2005 of R$241,000 (R$204,850 net of withholding income tax), to shareholders included in the Company records on September 19, 2005, which started being paid on October 24, 2005.

On December 12, 2005, the Board of Directors, following the General Shareholders’ Meeting, approved the credit of interest on capital referring to the financial year 2005, in the amount of R$ 380,000 (R$ 323,000 net of withholding income tax). The payment will be made on a date to be decided in the General Shareholders’ Meeting.

h)	Unclaimed dividends

Dividends and interest on capital unclaimed by shareholders within three years from the beginning of payment, are expired and reversed to retained earnings, in conformity with article 287, item II, subitem “a” of Law No. 6404 dated December 15, 1976.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

21.	Net Operating Revenue

	Company		Consolidated
	2005	2004	2005	2004
Subscription (i)	5,691,717	4,978,923	5,691,344	4,978,923
Installation fees	97,681	68,783	97,681	68,783

Local service	3,224,180	3,064,637	3,247,830	3,064,637
Domestic long distance	3,211,877	3,059,331	3,238,818	3,059,331

Intraregional	2,177,679	2,327,057	2,194,168	2,327,057
Interregional	1,034,198	732,274	1,044,650	732,274

International long distance	155,782	112,620	158,886	112,620
Network services	4,190,572	4,039,139	4,220,250	4,039,139
Use of network (i)	754,492	809,170	754,492	809,170
Public telephones	443,166	367,107	443,166	367,107
Business communication	1,321,189	909,255	1,313,020	909,255
Cession of transmission network (i)	414,508	392,503	414,508	392,503
Other (i)	563,138	525,603	770,925	624,206

Gross operating revenue	20,068,302	18,327,071	20,350,920	18,425,674

Taxes on gross revenue	(5,275,524)	(4,872,406)	(5,371,979)	(4,901,797)

ICMS (state VAT)	(4,508,532)	(4,187,171)	(4,574,420)	(4,198,420)
PIS and COFINS	(740,919)	(680,197)	(767,494)	(694,454)
ISS (municipal service tax)	(26,073)	(5,038)	(30,041)	(8,918)
IPI (federal VAT)	—	—	(24)	(5)

Discounts	(576,889)	(229,611)	(583,840)	(215,247)

Net operating revenue	14,215,889	13,225,054	14,395,101	13,308,630

(i)	For the better presentation of Operating Revenue to the market and regulating agency, ANATEL, the Company made reclassifications in the December 2004 amounts. The main reclassifications were made in the captions “subscription”, “use of network”, “cession of transmission network” and “other”.

Occurrence of tariff adjustments affecting recorded revenue

On June 30, 2005, through Official Announcements No. 51300 and 51301, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 3, 2005. Average increases were as follows:

Local: 7.27%

Long distance: 2.94%

Network usage fee for local interconnection (TU-RL): (-13.32%)

Network usage fee for long distance interconnection (TU-RIU): 2.94%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

21.	Net Operating Revenue (Continued)

On June 29, 2004, through Official Announcements No. 45011 and 45012, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for Region 32 (former CETERP), effective July 3, 2004. On July 2, approved percentages were applied on tariff bases determined by injunction. Average adjustments were the following:

Local: 6.89%

Long-distance: 3.20%

Network usage fee for local interconnection (TU-RL): (-10.47%)

Network usage fee for long distance interconnection (TU-RIU): 3.20%

On June 26, 2003, through Official Announcements No. 37166 and 37167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003 and for the former CETERP’s Region 33, July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. Net charges for other STFC services and products were increased by 30.05% on average, However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index - Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts.

After the judgment of the injunction by the Superior Court of Justice and reestablishment of IGP-DI as the index to be used in the calculation, the approved percentages, according to ANATEL’s published announcement, were applied to the tariff bases approved in June 2003, without retroactive effects, divided in two amounts, the first of which becoming effective September 1, 2004, On September 1, 2004, the following tariff adjustment percentages were applied:

Pulse: on average 3.22%;

Domestic Long-distance service: on average 5.22%;

Non-residential subscription and branch exchange: on average 7.75%;

Residential subscription charges: 3.14%;

Activation: on average14.14%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

21.	Net Operating Revenue (Continued)

The second amount was applied from November 1, 2004, with the following tariff adjustment percentages to Telefónica services:

Pulse: on average 3.13%;

Domestic long-distance service: on average 4.97%;

Non-residential subscription and branch exchange: on average 7.20%;

Residential subscription: 3.05%;

Activation: on average 12.40%

On July 6, 2003, wireless operators implemented the Carriers Selection Code (CSP) by which the client chooses the local (VP2 and VP3) and international long distance operator, according to Personal Mobile Service (SMP) rules. The Company began recognizing revenues from such services and is, in turn, paying the wireless operators for the use of their networks.

22.	Cost of Services Provided

	Company		Consolidated
	2005	2004	2005	2004
Depreciation and amortization	(2,380,380)	(2,481,974)	(2,396,179)	(2,495,647)
Personnel	(201,674)	(185,603)	(207,997)	(188,186)
Materials	(48,559)	(41,062)	(49,249)	(41,347)
Network interconnection	(3,566,615)	(3,511,690)	(3,578,977)	(3,511,690)
Outside services	(1,126,081)	(1,028,199)	(1,198,734)	(1,059,384)
Other	(277,296)	(200,539)	(285,587)	(199,756)

Total	(7,600,605)	(7,449,067)	(7,716,723)	(7,496,010)

23.	Selling Expenses

	Company		Consolidated
	2005	2004	2005	2004
Depreciation and amortization	(7,862)	(7,509)	(7,862)	(7,509)
Personnel	(239,068)	(199,011)	(246,910)	(204,014)
Materials	(71,715)	(55,620)	(71,851)	(55,725)
Outside services	(1,013,353)	(820,357)	(1,016,120)	(886,346)
Allowance for doubtful accounts	(405,130)	(422,068)	(415,273)	(428,911)
Other	(51,972)	(23,902)	(52,361)	(24,140)

Total	(1,789,100)	(1,528,467)	(1,810,377)	(1,606,645)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

24.	General and Administrative Expenses

	Company		Consolidated
	2005	2004	2005	2004
Depreciation and amortization	(257,783)	(228,530)	(271,095)	(233,655)
Personnel	(135,440)	(144,419)	(153,904)	(147,568)
Materials	(7,780)	(13,391)	(8,225)	(13,487)
Outside services	(411,736)	(343,653)	(426,838)	(318,225)
Other	(1,519)	(33,229)	(3,858)	(33,867)

Total	(814,258)	(763,222)	(863,920)	(746,802)

25.	Financial Expenses, Net

	Company		Consolidated
	2005	2004	2005	2004
Financial income	717,402	459,945	722,191	457,895

Income from temporary cash investments	100,595	97,792	106,774	99,663
Gains on derivative transactions	222,870	169,938	222,870	169,938
Interests	72,797	65,391	67,395	60,810
Monetary/exchange variations	315,636	123,227	319,044	123,230
Other	5,504	3,597	6,108	4,254

Financial expenses	(2,148,557)	(1,745,698)	(2,162,523)	(1,750,703)

Interest on capital	(980,000)	(888,600)	(980,000)	(888,600)
Interests	(418,473)	(295,196)	(425,357)	(299,424)
Losses on derivative transactions	(632,315)	(468,259)	(637,591)	(468,259)
Expenses on financial transactions	(85,871)	(87,640)	(87,555)	(88,418)
Monetary/exchange variations	(31,898)	(6,003)	(32,020)	(6,002)

Total	(1,431,155)	(1,285,753)	(1,440,332)	(1,292,808)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

26.	Other Operating Expenses, Net

	Company		Consolidated
	2005	2004	2005	2004
Income	395,792	492,795	401,756	444,617
Technical and administrative services	43,527	59,367	40,643	56,418
Income from supplies	29,842	29,506	29,842	29,512
Dividends	10,351	5,915	12,675	7,825
Fines on telecommunication services	114,625	102,681	114,625	102,735
Recovered expenses	83,043	95,095	88,921	95,392
Reversal of reserve for contingencies	45,267	54,213	45,450	55,492
Reversal of provision for post-retirement benefit plan	3,877	37,743	3,964	37,743
Other	65,260	108,275	65,636	59,500

Expenses	(546,939)	(627,947)	(552,181)	(634,003)

Write-offs and adjustments to realizable value of supplies	(7,164)	(9,607)	(7,518)	(9,626)
Goodwill amortization – Ceterp and Santo Genovese	(41,355)	(32,043)	(41,355)	(32,043)
Donations and sponsorships	(14,567)	(16,670)	(14,634)	(16,677)
Taxes (except income tax and social contribution)	(220,572)	(223,293)	(220,464)	(223,196)
Reserve for contingencies	(98,588)	(134,409)	(98,632)	(134,469)
Commissions on voice and data communication services(a)	—	(95,289)	—	(95,289)
Other	(164,693)	(116,636)	(169,578)	(122,703)

Total	(151,147)	(135,152)	(150,425)	(189,386)

(a)	Refers basically to commissions to Telefônica Empresas S.A., which, in 2005, are recorded as selling expenses for a better presentation of the information.

27.	Non-Operating Income, Net

	Company		Consolidated
	2005	2004	2005	2004
Income	72,209	48,202	73,807	48,328

Proceeds from sale of property, plant and equipment and investments	28,379	14,556	29,322	14,556
Unidentified revenue	32,776	28,628	32,838	28,628
Fines	11,054	5,018	11,647	5,144

Expenses	(34,899)	(8,220)	(36,008)	(8,226)

Cost of sale of property, plant and equipment and investments	(34,799)	(8,178)	(35,908)	(8,184)
Other	(100)	(42)	(100)	(42)

Total	37,310	39,982	37,799	40,102

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

28.	Income Tax and Social Contribution

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable. Income tax and social contribution prepayments are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax expenses and the amounts calculated by applying the total tax rate of 34% (25% income tax and 9% social contribution) 2005 and 2004 is shown in the table below.

	Company		Consolidated
	2005	2004	2005	2004
Income before taxes	2,434,448	2,018,443	2,433,294	2,016,620

Social contribution
Social contribution expense	(219,100)	(181,660)	(218,997)	(181,496)
Permanent differences:
Equity pick-up	(2,924)	(7,644)	(1,605)	(42)
Unclaimed interest on capital	(6,557)	(4,054)	(6,557)	(4,054)
Tax rate difference in transferred tax credit (Note 6)		6,657		6,657
Tax credit on social contribution loss not set up by subsidiaries		—		(5,237)
Nondeductible expenses, gifts, incentives and dividends received	(4,119)	(1,930)	(5,251)	(3,981)

Social contribution expense in the statement of income	(232,700)	(188,631)	(232,410)	(188,153)

Income tax
Income tax expense	(608,612)	(504,611)	(608,324)	(504,155)
Permanent differences:
Equity pick-up	(8,121)	(21,233)	(4,457)	(115)
Unclaimed interest on capital	(18,215)	(11,263)	(18,215)	(11,263)
Tax credit on income tax loss not set up by subsidiaries	—	—	—	(14,549)
Nondeductible expenses, gifts, incentives and dividends received	(11,417)	(5,086)	(14,505)	(10,766)

Other items
Incentives (cultural, meals and transportation)	6,564	4,930	6,564	4,930

Corporate income tax expense in the statement of income	(639,801)	(537,263)	(638,937)	(535,918)

Total (corporate income tax + social contribution)	(872,501)	(725,894)	(871,347)	(724,071)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

28.	Income Tax and Social Contribution (Continued)

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

29.	Related-Party Transactions

The principal balances with related parties are as follows:

Consolidated	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Telefônica Public. Inform. Ltda.	Energia Brasil Ltda.	Telefônica S.A.	Cia Telecomun. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.	Telefónica de España S.A.	Telefônica Empresas S.A.
Assets
Current assets	11,549	151,283	6,087	172	2,844	1,025	2,009	2,005	16,796

Trade accounts receivable, net	6,777	149,857	279	60	—	836	2,009	2,005	14,273
Other recoverable amounts	—	—	—	—	—	—	—	—	—
Other	4,772	1,426	5,808	112	2,844	189	—	—	2,523

Noncurrent assets	—	—	4	30	256	—	—	—	3,181
Other	—	—	4	30	256	—	—	—	3,181

Total assets	11,549	151,283	6,091	202	3,100	1,025	2,009	2,005	19,977

Liabilities
Current liabilities	41,860	201,410	2,046	7	—	886	2,125	3,829	20,077

Trade accounts payable	41,858	201,410	230	—	—	886	2,125	3,829	20,058
Interest on capital	—	—	—	—	—	—	—	—	—
Consignments on behalf of third parties	—	—	665	—	—	—	—	—	—
Other	2	—	1,151	7	—	—	—	—	19

Noncurrent liabilities	—	—	3	3,324	—	—	—	—	12,818

Other	—	—	3	3,324	—	—	—	—	12,818

Total liabilities	41,860	201,410	2,049	3,331	—	886	2,125	3,829	32,895

Statements of income
Revenue	10,121	202,077	485	527	—	594	3,343	—	120,365

Telecommunications services	10,121	164,204	485	312	—	594	3,343	—	120,365
Financial income	—	—	—	—	—	—	—	—	—
Other operating revenue	—	37,873	—	215	—	—	—	—	—

Costs and expenses	(238,140)	(1,755,319)	(833)	(235)	—	(447)	(4,047)	(3,783)	(234,241)

Cost of services provided	(56,960)	(1,718,652)	—	(235)	—	(447)	(4,047)	(3,783)	(123,677)
Selling	(180,383)	(36,043)	(833)	—	—	—	—	—	(107,384)
General and administrative	(797)	(624)	—	—	—	—	—	—	(3,180)
Other operating expenses	—	—	—	—	—	—	—	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

29.	Related-Party Transactions (Continued)

Consolidated	Terra Networks Brasil S.A.	Telefônica Gestão de Serv. Comp. do Brasil Ltda.	Telefónica Internacional S.A.	SP Telecom.	Telefônica Pesquisa e Desenv. Ltda.	Other	Total 2005	2004
Assets
Current assets	6,512	12,662	18,318	—	173	1,225	232,660	363,993

Trade accounts receivable	5,571	14	—	—	—	233	181,914	283,101
Other recoverable amounts	—	6,500	—	—	—	—	6,500	10,609
Other	941	6,148	18,318	—	173	992	44,246	70,283

Noncurrent assets	22	2,129	187	—	97	3,893	9,799	15,942
Other	22	2,129	187	—	97	3,893	9,799	15,942

Total assets	6,534	14,791	18,505	—	270	5,118	242,459	379,935

Liabilities
Current liabilities	17,707	8,682	277,436	67,342	28,491	4,276	676,174	277,056

Trade accounts payable	17,689	8,682	—	—	28,482	3,910	329,159	239,326
Interest on capital	—	—	216,404	67,342	—	—	283,746	—
Consignments on behalf of third parties	—	—	—	—	—	—	665	1,020
Other	18	—	61,032	—	9	366	62,604	36,710

Noncurrent liabilities	8	124	—	—	1	489	16,767	54,042

Other	8	124	—	—	1	489	16,767	54,042

Total liabilities	17,715	8,806	277,436	67,342	28,492	4,765	692,941	331,098

Statements of income
Revenue	80,428	2,552	—	—	—	3,259	423,751	378,101

Telecommunications services	80,428	902	—	—	—	3,259	384,013	332,361
Financial income	—	798	—	—	—	—	798	427
Other operating revenue	—	852	—	—	—	—	38,940	45,313
Costs and expenses	(69,879)	(67,415)	(25,835)	—	(8,654)	(3,648)	(2,412,476)	(2,533,976)

Cost of services provided	(44,740)	(172)	—	—	(3,538)	(2,387)	(1,958,638)	(2,044,841)
Selling	(24,700)	(374)	—	—	(4,376)	(876)	(354,969)	(296,487)
General and administrative	(439)	(66,869)	(25,835)	—	(740)	(385)	(98,869)	(104,830)
Other operating expenses	—	—	—	—	—	—	—	(87,818)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

29.	Related-Party Transactions (Continued)

•	Revenue from telecommunications services comprise mainly billings to Telefônica Empresas S.A. for subscriptions, rent of infrastructure and traffic payment; to Atento Brasil S.A. for subscriptions and others; to Terra Networks Brasil S.A. for subscriptions and Speedy; to Brasilcel Group companies (VIVO) for services related to subscriptions, use of network and others. Most of telecommunications services are subject to tariffs and conditions regulated by ANATEL. For services not subject to a regulated tariff, prices equivalent to those available to third parties are applied.

•	Other operating income includes principally IP Network and Speedy Link equipment rented to Telefônica Empresas S.A. since January 2004 and network infrastructure rented to Telesp Celular S.A.

•	Cost of services provided and selling expenses refer mainly to services provided by Atento Brasil S.A. for call center services related to client calls and sale of products and services, retention and collection of past due bills, etc.; by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., related to management of assets, logistics and transportation; and by Terra Networks Brasil S.A., related to placement of ads, sales commissions and others. Also worth mentioning are traffic services (mobile terminal) and commissions provided to Brasilcel Group companies (VIVO). Inputs related to telecommunications services are governed by ANATEL. Other inputs are acquired under conditions equivalent to those practiced by other companies in the respective sectors.

•	General and administrative expenses refer to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. in the accounting, financial, human resources, IT, assets and logistics areas; and management fees calculated up to the limit of 0.2% on net revenue, payable to Telefónica Internacional S.A. The contracts and conditions related to management fees were negotiated on occasion of the Company’s privatization auction.

•	Other operating expenses refer to commissions on voice and data communication services provided by Telefônica Empresas S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

30.	Post-Retirement Benefit Plans

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS-Telesp) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Social Security and Supplementary Benefits Office on January 13, 2000.

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to the new entity. The process of transfer was approved by the Social Security and Supplementary Benefits Office (currently Previc) through Official Letter No. 123, of October 7, 2004. The transfer of assets and liabilities of the plans was made on February 18, 2005.

The process of transfer of the Telesp Visão and Telesp PBS plans was approved by the Social Security and Supplementary Benefits Office through publication of Official Letters No. 49/DEPAT/SPC and 50/DEPAT/SPC, dated January 12, 2005, respectively.

The transfer of plans did not result in any charge to the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A (assisted) and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers less than 1% (0.92%) of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costing is determined by the capitalization method and the sponsor’s contribution is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

In view of the favorable results from Telesp´s PBS Plan, exceptionally in 2006 there will be not contributions for Past Service.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

30.	Post-Retirement Benefit Plans (Continued)

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2005, the Company made contributions to the BPS Telesp Plan in the amount of R$444 (R$285 in 2004) and to the Visão Telesp Plan in the amount of R$23,585 (R$20,657 in 2004).

A. Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 49% of its employees. A. Telecom total contributions to this plan was R$312 (R$225 in 2004).

The actuarial valuation of the plans was made in December 2005 and 2004 based on the employees’ data as of November 2005 and September 2004, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to November 30, 2005 and 2004. For multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of December 31, 2005 and 2004, whose liabilities are recorded in the caption “Other Liabilities” (Note 19), is as follows:

Plan	2005	2004
PBS / Visão Telesp / CTB	21,857	25,734
PAMA	23,106	18,917

Total Company	44,963	44,651
Liabilities - Visão Assist	—	87

Total Consolidated	44,963	44,738

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

30.	Post-Retirement Benefit Plans (Continued)

a)	Reconciliation between assets and liabilities

	2005
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	108,323	77,961	831,651	195
Fair value of assets	109,948	54,855	1,077,350	341

Liabilities (assets), net	(1,625)	23,106	(245,699)	(146)

Unrecorded surplus	23,482	—	245,699	146

Liabilities recorded in the balance sheet	21,857	23,106	—	—

	2004
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	114,700	75,388	768,752	257
Fair value of assets	98,606	56,471	999,710	170

Liabilities (assets), net	16,094	18,917	(230,958)	87

Unrecorded surplus	9,640	—	230,958	—

Liabilities recorded in the balance sheet	25,734	18,917	—	87

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.
(ii)	Despite the surplus of PBS-A as of December 31, 2005 and 2004, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which does not enable reduction of the sponsor´s contributions in the future.

b)	Total expenses recognized in income

	2005
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Current service cost	120	41	32
Interest cost	8,875	8,321	26
Expected return on plan assets	(7,718)	(8,979)	(22)
Employee contributions	(229)	—	—

	1,048	(617)	36

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

30.	Post-Retirement Benefit Plans (Continued)

b)	Total expenses recognized in income (Continued)

	2004
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Current service cost	2,931	77	17
Interest cost	13,006	12,395	15
Expected return on plan assets	(9,855)	(6,860)	(16)
Employee contributions	(366)	—	—
Recognition of (gains) losses for the year	(11,258)	(35,665)	90

	(5,542)	(30,053)	106

c)	Change in net actuarial liabilities (assets)

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Liabilities (assets), net – 12/31/2003	33,398	48,996	2
Expenses for 2004	5,716	5,612	16
Companies´ contributions in 2004	(2,122)	(26)	(21)
Recognition of (gains) losses in the year	(11,258)	(35,665)	90

Actuarial liabilities, net – 12/31/2004	25,734	18,917	87

Expenses for 2005	1,783	(617)	36
Contributions from companies in 2005	(6,579)	(20)	(35)
Recognition of (gains) losses in the year	919	4,826	(234)

Actuarial liabilities, net – 12/31/2005	21,857	23,106	(146)

Unrecognized actuarial liabilities	—	—	146

Liabilities recognized in balance sheet	21,857	23,106	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

30.	Post-Retirement Benefit Plans (Continued)

d)	Change in actuarial liabilities

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Actuarial liability – 12/31/2003	120,699	112,414	746,492	150
Cost of current service	2,932	77	—	17
Interest on actuarial liabilities	13,006	12,395	80,786	15
Benefits paid during the year	(6,283)	(4,673)	(65,345)	—
Actuarial (gains) losses in the year	(15,654)	(44,825)	6,819	75

Actuarial liability – 12/31/2004	114,700	75,388	768,752	257

Cost of current service	3,232	41	—	32
Interest on actuarial liabilities	12,099	8,321	83,007	27
Benefits paid during the year	(9,313)	(5,845)	(68,604)	—
Actuarial (gains) losses in the year	(12,395)	56	48,496	(121)

Actuarial liability – 12/31/2005	108,323	77,961	831,651	195

e)	Change in plan assets

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at 12/31/2003	87,301	63,418	891,936	148
Benefits paid in the year	(6,283)	(4,673)	(65,346)	—
Sponsor´s contributions in the year	2,440	25	—	20
Return on plan assets in the year	9,855	(2,299)	173,120	17
Gains/(losses) on assets	5,293	—	—	(15)

Fair value of plan assets at 12/31/2004	98,606	56,471	999,710	170

Benefits paid in the year	(9,314)	(5,845)	(68,604)	—
Sponsor´s contributions in the year	6,767	20	—	36
Return on plan assets in the year	13,141	4,209	146,244	22
Gains/(losses) on assets	748	—	—	113

Fair value of plan assets at 12/31/2005	109,948	54,855	1,077,350	341

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

30.	Post-Retirement Benefit Plans (Continued)

f)	Expenses estimated for 2006

	PBS /Visão Telesp/CTB	PAMA	Visão -Assist
Cost of current service	89	—	35
Interest cost	9,296	8,616	21
Expected return on assets	(9,059)	(6,846)	(48)
Employee contributions	(47)	—	—

Total expenses for 2005	279	1,770	8

g) Actuarial assumptions

2005
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return rate on plan assets	13.98% p.a.	12.88% p.a.	12.53% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Long-term inflation rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
Mortality table	UP 94 forward 1 year -segregated by sex	UP 94 forward 2 years	UP 94 forward 2 years -segregated by sex
Disability mortality table	IAPB-57	Not applicable	Not applicable
Disability table	Mercer Disability	Mercer Disability	Not applicable
Turnover table	0.15/ (employment time + 1) from 50 years on - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Age at which social security retirement is eligible	Not applicable
% of active married participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives 4 years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	–	–	–

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

30.	Post-Retirement Benefit Plans (Continued)

g)	Actuarial assumptions (continued)

	2005
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Number of assisted participants/beneficiaries	—	3,282	5,334
Number of active participants of PBS-Telesp / CTB plan	44	—	—
Number of retired participants of PBS-Telesp / CTB plan	350	—	—
Number of dependent groups of retirees of PBS-Telesp / CTB plan	23	—	—
Number of active participants of Visão Telesp plan (including self-sponsored)	6,798	—	—
Number of active participants of Visão Assist plan	77	—	—

	2004
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return rate on plan assets	13.75% p.a.	16.40% p.a.	12.20% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Long-term inflation rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
Mortality table	UP 84 forward 1 year -segregated by sex	UP 84 forward 1 year	UP 84 forward 1 year – segregated by sex
Disability mortality table	IAPB-57	Not applicable	Not applicable
Disability table	Mercer Disability	Mercer Disability	Not applicable
Turnover table	0.15/ (employment time + 1) from 50 years on - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Age at which social security retirement is eligible	Not applicable
% of active married participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives 4 years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	—	78	—
Number of assisted participants/beneficiaries	—	4,188	5,378
Number of active participants of PBS-Telesp / CTB plan	48	—	—
Number of retired participants of PBS-Telesp / CTB plan	1,080	—	—
Number of dependent groups of retirees of PBS-Telesp / CTB plan	23	—	—
Number of active participants of Visão Telesp plan (including self-sponsored)	6,836	—	—
Number of active participants of Visão Assist plan	50	—	—

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

31.	Insurance (Unaudited)

The Company and its subsidiaries’ polices, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Type	Insurance coverage
Operating risks (with loss of profits)	US$7,262,620 thousand
Optional third-party liability - vehicles	R$1,000
ANATEL guarantee insurance	R$5,420

32.	Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their assets and liabilities based on fair values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Carrying and fair values of financial instruments as of December 31, 2005 and 2004 are as follows:

	Consolidated
	2005		2004
	Book value	Market value	Book value	Market value
Loans and financing	(2,397,608)	(2,404,200)	(2,756,243)	(2,783,035)
Derivatives	(294,255)	(224,681)	(235,918)	(124,457)
Cash and cash equivalents	463,456	463,456	238,577	238,577

	(2,228,407)	(2,165,425)	(2,753,584)	(2,668,915)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

32.	Financial Instruments (Continued)

The Company has a direct interest of 0.71% (0.69% at December 31, 2004) and, through the subsidiary Aliança Atlântica, an indirect interest of 0.24% (0.23% at December 31, 2004) in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2005 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to €8.55 (€9.10 in December 2004):

	Consolidated
	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
Portugal Telecom – direct investment	75,362	189,267	75,362	263,309
Portugal Telecom – indirect investment through the subsidiary Aliança Atlântica	54,293	63,089	70,967	87,770

	129,655	252,356	146,329	351,079

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans, financing and purchase commitments denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan, financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of December 31 2005, 36.45% (44.60% at December 31, 2004) of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.37% (98.50% on December 30, 2004) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of December 31, 2005, these transactions generated a net loss of R$ 414,721 (consolidated). As of December 31, 2005, the Company recorded a liability of R$ 294,255 to reflect the existing temporary loss. As these concern coverage operations, part of the net consolidated negative result of R$ 414,721 with derivatives is offset against exchange variation gains with debts, in the amount of R$250,139.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

32.	Financial Instruments (Continued)

a)	Exchange rate risk (Continued)

The carrying value and fair value of the Company’s net excess (exposure) to the exchange rate risk as of December 31, 2005 and 2004 are as follows:

	Consolidated
	2005		2004
	Carrying value	Fair value	Carrying value	Book value
Liabilities
Loans and financing	873,966	875,581	1,228,566	1,237,400
Purchase commitments	37,138	37,138	42,986	42,986
Asset position on swaps	868,450	879,560	1,253,415	1,270,788

Net excess (exposure)	(42,654)	(33,159)	(18,137)	(9,598)

In view of the complexity of the process and insignificance of results, the Company decided not to renew the coverage of non-financial liabilities denominated in foreign currency. However, the exposure will continue to be monitored, and the Company may take out new coverages should the exposure become significant or be defined by the Company as material.

In the above table, the 2004 balances accounted for loans with DEG – Deutsche Investitions, obtained by the subsidiary Santo Genovese (Atrium), recorded as of November 30, 2004 in view of consolidation (see Note 3.e). At November 30, 2004, no derivative operations were carried out by the subsidiary in order to reduce exchange rate fluctuation risks. As per the Telefônica Group policy, in December 2004 the referred to subsidiary carried out derivative operations to cover 100% of its financial debt in foreign currency.

The valuation method used to calculate the fair value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

For purposes of accounting practices adopted in Brazil, hedge operations (swap) are valued on the accrual basis, considering the contractual provisions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

32.	Financial Instruments (Continued)

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting its results.

As of December 31, 2005, the Company had R$ R$873,966 (R$1,228,566 as of December 31, 2004) of loans and financing in foreign currency, of which R$478,158 (R$562,980 as of December 31, 2004) was at fixed interest rates and R$395,808 (R$665,586 as of December 31, 2004) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts (Libor), the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (interbank deposit rate), in a way that the Company’s financial result is affected by the CDI variation. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,521,744 (R$1,521,959 as of December 31, 2004), as described in Note 14. On the other hand, the Company invests its excess cash (temporary cash investments) of R$ R$463,456 (R$238,577 as of December 31, 2004) mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The carrying values of these instruments approximate fair values, since they may be redeemed in the short term.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debts and for accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debt.

b)	Debt acceleration risk

As of December 31, 2005, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and did not restrict the Company’s capacity to conduct its regular business.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

32.	Financial Instruments (Continued)

c)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of December 31, 2005, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among creditworthy financial institutions.

33.	Management Compensation

The management compensation paid by the Company to its Board of Directors and Statutory Directors amounted to approximately R$23,600 (twenty-three million, six hundred thousand reais) and R$19,400 (nineteen million, four hundred thousand reais), for the years ended December 31, 2005 and 2004, respectively. Of these total amounts, R$16,100 – sixteen million, one hundred thousand reais (R$11,500 – eleven million, five hundred thousand reais in 2004) correspond to salaries and benefits, and R$7,500 – seven million, five hundred thousand reais (R$7,900 – seven million, nine hundred thousand reais in 2004) to bonus.

34.	Relevant Fact

According to relevant fact published on November 22, 2005, during meeting held by the Company´s Board of Directors on November 21, 2005, the proposal relating to the corporate reorganization involving the subsidiaries A. Telecom S.A. (former Assist), Santo Genovese Participações Ltda. and Atrium Telecomunicações Ltda. was approved.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2005 and 2004

(In thousands of reais)

34.	Relevant Fact (Continued)

The reorganization will take place in 2006 as follows: firstly, Atrium will be merged by Santo Genovese, and thus dissolved. The merger of Atrium will not imply capital increase in Santo Genovese. Secondly, Santo Genovese will be merged by A. Telecom, also being dissolved due to such operation. The quotas of Santo Genovese, held by Telesp, will be substituted for shares to be issued by A. Telecom in a capital increase resulting from Santo Genoese’s equity incorporation. Shares to be issued by A. Telecom will be entirely attributed to Telesp, replacing the investment held in Santo Genovese. Other shareholders will not be admitted in A. Telecom, which will remain as a wholly-owned subsidiary of Telesp and will carry out the same activities previously executed by Atrium.

For purposes of takeover, the company assets will be valued at carrying value by experts appointed in accordance with the law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 31, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director